# Nasdaq Regulation

**Nasdaq**

**Arnold Golub**
Vice President
Office of General Counsel

June 14, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on June 11, 2021 The Nasdaq Stock Market LLC (the "Exchange") received from Just Eat Takeaway.com N.V. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:

> American Depositary Shares ("ADS") each representing one-fifth of one ordinary share

We further certify that the security described above has been approved by the Exchange for listing and registration.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,